Contact

www.linkedin.com/in/kate-p-62694644 (LinkedIn)

Top Skills

General Management
Sales
Marketing

Kate P.

Head of B2B and Partnerships at Zipcar
Boston, Massachusetts, United States

Summary

Growth Marketing leader.
- Proven expert at transforming brands and segments to generate profitable growth. Consistently deliver acquisition and engagement targets leveraging the full business mix including inbound and outbound lead generation, conversion tools
- Demonstrated ability to create and convert demand from prospect to high value partner.
- Adept at translating ideas into actionable go-to-market plans, developing scalable processes and performance measurement mechanisms.
- Experienced business segment leader obsessed about the customer experience with the know how to guide business plans that are unique, strategic and integrated for a seamless and memorable customer journey.
- Agile, growth hack mentality, able to effectively lead a team to deliver short-term targets while staying on strategy. Extensive P&L and budget experience and ownership.
- Passionate about building and developing talented, results-oriented marketing teams and forging strong cross-functional partnerships.
- Seasoned leader dedicated to coaching and mentoring the next generation of marketing leaders.
- Global experience including North America, Asia, EMEA and Latin America.

Experience

Zipcar
Head of B2B and Partnerships
January 2022 - Present (3 years 7 months)
Boston, Massachusetts, United States

Head of B2B segments and Partnerships including Zipcar for Business, Zipcar for Government, Zipcar University, SMB and Strategic Partnerships

Pixie Mood

Head of Marketing

April 2021 - December 2021 (9 months)

Toronto, Ontario, Canada

Head of marketing and growth for privately held, sustainable handbag and accessory company.

Set and led implementation of plan to build brand awareness and demand. Guided brand relaunch and website updates. Updated ESP and launched integrated email marketing. Accelerated referral initiative and launched content marketing. Partnered with sales and operations to establish wholesale marketing and communications.

Openbay

Head Of Marketing

September 2018 - April 2021 (2 years 8 months)

Cambridge, MA

Openbay is an online marketplace for auto repair.

Led demand generation and brand development to create business and brand growth. Developed and executed strategic marketing plans to acquire and retain marketplace consumers and SaaS customers. Guide digital, retention and content marketing for B2C and B2B. Implemented strategic partnerships. Manage brand communications, partner activation, and PR.

ofo

Director of Marketing

March 2018 - August 2018 (6 months)

Boston, MA

Ofo is a global bicycle sharing company.

Launched and led new Field Marketing department to acquire and retain local riders. Set strategy to create local city and campus demand in existing and new markets. Led team to establish local partnership network focusing on residential properties, hotels, small businesses, and events.

Zipcar

Director of Integrated Marketing

January 2014 - March 2018 (4 years 3 months)

Boston, MA

Zipcar is the world's leading car sharing brand.

Established then led the Integrated Marketing function to grow brand in North America. Led Brand Marketing strategy, planning and go-to-market activation.

Led University and Zipcar for Business segments. Repositioned Zipcar for Business segment to generate profitable acquisition and revenue growth. Created University member growth on over 500 campuses with a refreshed approach tailored to Gen Z students. Led implementation of strategic multi-year OEM partnership.

Transformed North America field marketing organization from local Brand Ambassador to strategic Community Manager function.

The Rockport Company
Director of Global Retail Environments
2005 - 2013 (8 years)
Canton, MA

Owned by the adidas group

Global Retail Environments

Global Retail and Trade Marketing

US Trade Marketing

Timberland
Marketing Director
2001 - 2005 (4 years)
Stratham, NH

Consumer Direct Marketing (Timberland Retail and eCommerce)

US Wholesale Marketing

The Community Builders Tour - local CSR

Sara Lee Branded Apparel
Marketing Director
1994 - 2001 (7 years)
Stamford, CT

Product Development Operations

Marketing Director, Senior Manager, Manager for Playtex Intimate Apparel Brands

Johnson & Johnson

Product Director
1992 - 1994 (2 years)
Milltown, NJ

Product Director, Assistant Product Director, Personal Products Corporation

Nestle S.A.
Assistant Marketing Manager
1989 - 1991 (2 years)
White Plains, NY

Territory Manager, Seattle WA

Assistant Marketing Manager, Marketing Assistant, Confections

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Education

Brown University

Bachelor's degree, English Language and Literature, General